UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Pharmasset, Inc.

(Name of Subject Company (Issuer))

Gilead Sciences, Inc.

Royal Merger Sub Inc.

Royal Merger Sub II Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

Brett A. Pletcher, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Franklin M. Gittes, Esq.

Stephen F. Arcano, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,177,775,885	$1,280,973

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $137 (i.e., the tender offer price) and (y) 81,589,605, the estimated maximum number of shares of Pharmasset common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,280,973	Filing Party: Gilead Sciences, Inc.

Form or Registration No.: Schedule TO	Date Filed: December 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, “Schedule TO”) relating to the offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), Royal Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Gilead (“Merger Sub”), and Royal Merger Sub II Inc., a Delaware corporation and indirect wholly-owned subsidiary of Gilead (“Merger Sub II” and, together with Gilead and Merger Sub, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset”), at a price of $137 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

Item 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

(1) The second paragraph of the section titled “Antitrust” in Section 15—“Certain Legal Matters” is hereby amended and restated in its entirety to read as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On December 13, 2011, the parties filed the Premerger Notification and Report Forms required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. On December 27, 2011, Gilead voluntarily withdrew and re-filed its Premerger Notification and Report Forms with the FTC and the Antitrust Division.

The voluntary withdrawal and re-filing of the Premerger Notification and Report Forms will provide the FTC with additional time to review the information submitted to it by Gilead and Pharmasset relating to the Offer and the Merger. Gilead intends to use this additional time to seek to clear the transaction without a Second Request (as defined below).

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger is now scheduled to expire at 11:59 p.m. on January 11, 2012, unless earlier terminated by the FTC or Gilead receives a request for additional information or documentary material (“Second Request”) from the FTC prior to that time. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 12, 2012 (one minute after 11:59 p.m., New York City time, on January 11, 2012), unless the Offer is extended or earlier terminated by the Offerors. If a Second Request issues, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Gilead’s substantial compliance with that request. If the ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Gilead’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time.” Although Pharmasset is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Pharmasset’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2011

GILEAD SCIENCES, INC.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Senior Vice President and General Counsel

ROYAL MERGER SUB INC.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Secretary

ROYAL MERGER SUB II INC.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 6, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

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